SatixFy Announces Full Year 2024 Results

Presents significant 92% growth in full year revenue and solid improvement across all financial metrics

MDA Space announces its intention to acquire SatixFy to further enhance MDA Space’s end-to-end satellite offering as demand for next generation digital constellations grows

Rehovot, Israel – April 1, 2025 – SatixFy Communications Ltd. (the “Company” or “SatixFy”) (NYSE American: SATX), a leader in next-generation satellite communication systems based on in-house-developed chipsets, has released its consolidated financial results as of and for full year period ended December 31, 2024, and provided recent operational and business updates.

Management Commentary

Nir Barkan, Chief Executive Officer of SatixFy, commented, “We are very pleased with the strong end to 2024, showing significant positive developments in the fourth quarter, marked by key agreements highlighting growing traction for our chipsets and strong market demand for our satellite communication solutions. In November 2024, we signed a milestone $39 million contract with Telesat to develop Landing Station Baseband Units for Telesat’s Lightspeed Network, solidifying our role as a critical partner to them. Additionally, our collaboration with MDA Space continued to strengthen, with new agreements signed in the past weeks amounting to a further $10 million in addition to the $10 million in agreements signed in the fourth quarter. Under these orders, we will provide engineering models and space-grade chips for testing purposes as well as assembly into MDA Space satellites. We believe all this continues to build our leadership position in space-grade chipsets for the upcoming generation of communication satellites.”

Added Mr. Barkan, “The MDA Space proposed transaction, which was announced earlier today, is a testament to the hard work of our employees in building SatixFy. Together with MDA Space, we will have the scale, resources and stability needed to continue delivering groundbreaking solutions, and we look forward to closing the transaction in the third quarter of 2025."

Financial Highlights for the Full Year 2024

•
Total revenues for 2024 were $20.6 million, an increase of 92% compared to $10.7 million for 2023. This was above the guidance range for the year, between $17 to $19 million, provided by the Company in the prior quarter. Revenues from development services and preproduction in 2024 were $13.1 million, an increase of 59%, compared to $8.2 million for 2023. The increase was primarily due to the completion of a major milestone in connection with a purchase order from a customer in the fourth quarter. Revenues from sale of products in 2024 were $7.5 million, an increase of 204%, compared to $2.5 million for 2023, with the increase primarily driven by orders of space-grade chips under existing agreements.

•
Gross profit for 2024 was $12.3 million, an increase of 157% compared to $4.8 million for 2023, reflecting the increase in revenue. The gross margin in 2024 was 60% compared with 45% in 2023, with the increase due to growth in sales of space-grade chips combined with the engagement in development services and preproduction, which resulted in a higher gross margin.

•	Operating loss for 2024 was $22.8 million, representing a decrease of 45%, compared to $41.8 million for 2023, reflecting increased revenue, increased gross margin and lower expenses.

•	Expenses Breakdown:

•
Research and Development expenses, net (“R&D”) for the year were $22.2 million, a decrease of 24%, compared to $29.1 million for 2023. Gross R&D expenditure decreased by $4.7 million, mostly due to the sale of Satixfy Space Systems UK, a UK subsidiary, in October 2023 combined with a decrease in tape-out costs and post silicon costs during 2024. Additionally, net R&D expenses were impacted by an increase in grants from the European Space Agency (“ESA”) and tax credits for 2024, which were recorded as offsets to R&D expenses of $1 million.

•	Selling and Marketing expenses for the year were $2 million, which decreased by 28% compared to $2.9 million in 2023, primarily driven by a decrease in headcount and lower travel costs.

•
General and Administrative expenses for the year were $10.8 million, which decreased 26% compared to $14.6 million for 2023, primarily driven by provisions set aside in 2023 for an expected credit loss of $1.8 million, a decrease in legal costs of $1.4 million, and a decrease of $0.4 million in directors’ and officers’ insurance costs.

•
Finance and derivatives revaluation expenses for the year were $22.8 million, representing a 21% decrease compared to $29.3 million for the same period in 2023. The decrease was primarily due to a $5.6 million revaluation expense of the Company’s derivatives in 2024 compared to $17.2 million in 2023, and an increase of $6 million in discount expenses, partially offset by a decrease in interest on debt.

•	Net loss for 2024 was $45.7 million, an increase of 54% compared to $29.6 million for 2023.

•	Cash and Cash Equivalents as of December 31, 2024, amounted to $14.4 million, compared to $14.0 million as of December 31, 2023.

Receipt of Audit Opinion with Going Concern Qualification

As previously disclosed in its annual report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2025, the audit opinion contained a going concern qualification from the Company's independent registered public accounting firm. This announcement is being made solely to comply with the NYSE American Company Guide Sections 401(h) and 610(b), which require separate disclosure of receipt of an audit opinion that contains a going concern qualification. This announcement does not represent any change or amendment to the Company's 2024 audited financial statements or to its 2024 annual report on Form 20-F.

About SatixFy

SatixFy develops end-to-end next-generation satellite space and ground communications systems, including satellite multi beam digital antennas, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced Very Small Aperture Terminal and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using low earth orbit, Medium Earth Orbit and Geostationary satellite communications systems, for aero/in-flight connectivity systems, high-end communications-on-the-move applications, and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the UK, US and Bulgaria.

For more information, please refer to www.SatixFy.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, SatixFy is using forward looking statements in this press release when it discusses the proposed transaction with MDA Space (the “Merger”) and timing thereof, growing demand for next generation digital constellations, its market-leadership position in space-grade chipsets for the upcoming generation of communication satellites. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed Merger; the proposed Merger may involve unexpected costs, liabilities or delays; the occurrence of any event, change or other circumstances could give rise to the termination of the merger agreement; the ability to recognize benefits of the proposed Merger;  risks that the proposed Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed Merger; the impact of the Merger on relationships with the Company’s commercial counter-parties; other risks that may imperil the consummation of the Merger, which may result in the Merger not being consummated within the expected time period or at all; the Company's planned level of revenues and capital expenditures; the Company's available cash and its ability to obtain additional funding; the Company's ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company's ability to maintain its relationships with suppliers, distributors and other partners; the Company's ability to maintain or protect the validity of its patents and other intellectual property; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company's Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 1, 2025, as amended, and other documents filed with or furnished to the SEC which are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Aviv Sax Nahamoni, info@satixfy.com

SATIXFY COMMUNICATIONS LTD.

AUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME STATEMENT

(in thousands of USD)

	Year Ended
	December 31,
	2024	2023	Change	%
	(U.S. dollars in thousands, except percentages)
Revenues:
Development services and preproduction	$13,107	$8,249	$4,858	59%
Sale of products	7,541	2,481	5,060	204%
Total revenues	$20,648	$10,730	$9,918	92%
Cost of sales and services:
Development services and preproduction	6,153	4,930	1,223	25%
Sale of products	2,168	1,008	1,160	115%
Total cost of sales and services	8,321	5,938	2,383	40%

Gross profit	$12,327	$4,792	$7,535	157%
R&D expenses	22,221	29,126	(6,905)	(24)%
Selling and marketing expenses	2,070	2,866	(796)	(28)%
General and administrative expenses	10,825	14,561	(3,736)	(26)%
Loss from operations	$(22,789)	$(41,761)	$18,972	(45)%
Finance Income	266	83	183	220%
Finance Expenses	(17,504)	(12,129)	(5,375)	44%
Derivatives Revaluation	(5,605)	(17,217)	11,612	(67)%
Other Income	-	41,657	(41,664)	(100)%
Share in the loss of a company accounted by equity method, net	(33)	(226)	193	(85)%

Loss before income taxes	$(45,665)	$(29,593)	$(16,069)	54%
Tax expenses	-	(122)	122	(100)%
Loss for the period	$(45,665)	$(29,715)	$(15,590)	54%

SATIXFY COMMUNICATIONS LTD.

AUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of USD)

		As of December 31,
		2024	2023
	Note	In USD thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	14	14,433	13,979
Trade accounts receivable		3,905	2,260
Contract assets	4	1,486	4,091
Prepaid expenses and other		2,570	2,332
Government departments and agencies receivables		5,888	3,076
Related parties	13	46	75
Promissory notes	3	-	20,000
Inventory	5	1,279	1,475
Total current assets		29,607	47,288

NON-CURRENT ASSETS:
Right-of-use assets, net	6	1,679	2,235
Property, plant and equipment, net	8	2,284	1,420
Investment in Jet Talk Limited (“Jet Talk”)	7	1,518	1,551
Long term deposits		186	208
Other long-term receivables	3	-	2,000
Total non-current assets		5,667	7,414

TOTAL ASSETS		35,274	54,702

SATIXFY COMMUNICATIONS LTD.

AUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of USD)

		As of December 31,
		2024	2023
	Note	In USD thousands
LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Trade payables		3,121	1,378
Contract liabilities	9	186	1,720
ESA advance payments	18(a)	1,264	3,842
Prepayment from Customer		8,381	3,858
Advanced payments from MDA Ltd. (“MDA”) against future orders	3	39,296	28,138
Lease liabilities	6	786	639
Other accounts payable and accrued expenses	10	8,340	9,704
Related Parties	13	616	740
Total current liabilities		61,990	50,019

NON-CURRENT LIABILITIES:
Long term loans from financial institutions, net	12	67,691	59,792
Lease liabilities	6	1,392	2,067
Derivatives Instruments Liabilities	14	5,719	114
Other long-term liabilities	15	774	1,496
Total non-current liabilities		75,576	63,469

SHAREHOLDERS’ DEFICIT:	17
Share Capital		-	-
Share Premium		453,252	451, 093
Capital reserves		1,444	1,444
Accumulated deficit		(556,988)	(511,323)
Total shareholders’ deficit		(102,292)	(58,786)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		35,274	54,702